AMERICAN ACQUISITION OPPORTUNITY INC.

12115 Visionary Way

Fishers, Indiana 46038

Via EDGAR

September 9, 2022

Ronald Alper

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 30, 2022
File No. 001-40233

Dear Mr. Alper and Mr. Link:

On behalf of American Acquisition Opportunity Inc. (the “Company”), we respond to the comment of the staff of the Office of Real Estate and Construction of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 8, 2022 with respect to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”). For convenience, the comment is reproduced below followed by our response.

Preliminary Proxy Statement on Schedule 14A filed August 30, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company hereby confirms that our sponsor, American Opportunity Ventures LLC, is not itself, nor is it controlled by or have substantial ties with a non-US person. Based on the telephone conversation between the staff and our counsel, we understand that no revisions need to be made to the Proxy Statement in response to this comment.

Please do not hesitate to contact me at (317) 855-9926 with any further questions. We must mail the Proxy Statement by September 12, 2022 to comply with our notice requirements but we understand we must receive a clearance letter before mailing.

Sincerely,

/s/ Mark C. Jensen
Mark C. Jensen Chief Executive Officer.